Filed pursuant to Rule 433
Dated January 12, 2017

Registration Nos. 333-214609 and 333-215533

MEDLEY LLC

$30,000,000
7.25% Senior Notes due January 30, 2024

Term Sheet

Issuer:	Medley LLC
Security description:	7.25% Senior Notes due 2024 (the “2024 Notes”)
Type of offering:	SEC Registered
Principal amount:	$30,000,000
Over-allotment option:	$4,500,000
Maturity:	January 30, 2024
Coupon:	7.25%
Interest payment dates:	January 30, April 30, July 30 and October 30, beginning April 30, 2017
Regular record dates:	January 15, April 15, July 15 and October 15
Redemption:	Redeemable at par on or after January 30, 2020
Trade date:	January 12, 2017
Settlement:	T+3; January 18, 2017
Offering price:	$25.00 per 2024 Note
Underwriting Discounts and Commissions:	$0.7875 per 2024 Note
Price to issuer:	$24.2125 per 2024 Note
Proceeds, before expenses:	$29,055,000
CUSIP / ISIN:	58503Y 204/ US58503Y2046
Ratings*:	Egan-Jones Ratings Company: A-
Proposed listing:	Intend to apply to list on the New York Stock Exchange Inc.; if approved for listing, trading is expected to begin within 30 days of issuance under the trading symbol “MDLQ”
Joint Book-Running Managers:

FBR Capital Markets & Co.

Incapital LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Compass Point Research & Trading, LLC

Ladenburg Thalmann & Co. Inc.

William Blair & Company, L.L.C.

JonesTrading Institutional Services LLC

Co-Managers:	Boenning & Scattergood, Inc. Maxim Group LLC National Securities Corporation Wedbush Securities Inc.
Trustee:	U.S. Bank National Association

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any purchasing agent or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by emailing FBR Capital Markets & Co. at prospectuses@fbr.com.